IntriEnergy, Inc.



ANNUAL REPORT

4850 Tamiami Trail N

Naples, FL 34103

(416) 435-5121

https://www.intrienergy.com/

This Annual Report is dated April 11, 2023.

BUSINESS

IntriEnergy has developed and patented a solar cell technology platform that can accelerate achieving global net-zero targets by up to 60% compared to today's best-in-class solar cells. Our patented technologies have been designed to integrate with current solar manufacturing assets and can be applied to solar cells during the manufacturing process, creating a high-efficiency, low-cost solar cell. Over 15 years of research and development have been invested into our technologies, by an accomplished, industry-recognized team of scientists and engineers who have overcome current industry issues that threaten solar's long-term value proposition (See Valuation Section of Form C). Manufacturers who license our technology may realize a 60% increase in production. End-users utilizing the IntriEnergy Technology Platform in solar projects will produce possibly the lowest-cost source of energy generation while significantly reducing CO_2 emissions.

IntriEnergy's vision is to work within the existing solar cell manufacturing infrastructure to accelerate global climate change goals, enabling a more sustainable energy future. The company was originally formed on January 24, 2014, as a Colorado Limited Liability Company. On May 19, 2014, the Company was converted to a corporation. In the fall of 2018, IntriEnergy made a decision to move the corporation to Florida. On December 20, 2018, we filed a Certificate of Conversion for "Other Business Entity" into Florida Profit Corporation effective January 1, 2019.

Previous Offerings

Date: May 18, 2021
Name: Common Stock
Type of security sold: Equity
Final amount sold: $601,581.
Number of Securities sold: 1,637,822
Offering exemption relied upon Reg 506(b)

Date: April 18. 2021
Name: Common Stock
Type of security sold: Equity
Final amount sold: $531,914.
Number of Securities Sold: 778,865
Offering exemption relied upon Reg CF

Use of proceeds: Securing intellectual property and further development of the Company's technologies. No funds were used for compensation. Officers and directors have deferred compensation until such time as the company is in a better cash flow position.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

• Circumstances which led to the performance of financial statements:
IntriEnergy, Inc. is a pre-revenue corporation that has been developing a next-generation solar energy cell technology. It, therefore, has no revenue, cost of sales or gross profit to date to report and thus no analysis of changes. As a start-up company, IntriEnergy focused on developing its advanced technology with the intent to bring three products to the global market each with the ability to increase solar cell output performance. Securing the IP with patents was given priority.

The financial statements reflect capital raised from investments from founders, friends of the firm, and other private investors. In addition, funds were raised via grants as well as loans (still outstanding) from three of the founders. The funds were used for research and development, patent legal expense, and miscellaneous expense. Salaries were not paid but their value has been captured as an accrual. The patent investment continues to be recognized as an asset with some depreciation taken.

Cash in 2021 was recorded as $487,910, compared to $328,224 in 2022, with the change resulting from further technology development through applied research projects. Expenses without deferred compensation in 2021 were recorded as $207,167 compared to $213,005 in 2022, the increase primarily reflecting costs associated with continued patent filings.

• Historical results and cash flows:

IntriEnergy has developed a solar technology platform consisting of 3 innovations. As is typical of new innovations in the semiconductor industry, time from inception to market can range upwards of 7 to 10 years (source https://group.softbank/system/files/pdf/ir/presentations/2018/arm-roadshow-slides_q4fy2018_01_en.pdf)

IntriEnergy was formed in 2014. In its early years, the Company focused on establishing and securing its intellectual property through the patent process. Depending on the country, it can take several years to complete the patent prosecution process. IntriEnergy has successfully completed this process for our IntrinSiC and IntrinSiC+Q technologies with patents issued by the United States Patent and Trademark Office (USPTO) in 2017 and the Canadian Intellectual Property Office (WIPO) in 2021 and India in 2022. In each of these countries, we were issued the patent with 23 allowed claims, which is significant for the Company. We are currently awaiting examinations in Europe, which includes Hong Kong as an extension of the European patent. Additionally, a provisional patent was filed for IntriEnergy's D·ARK technology in January 2020, with a formal application submission in January 2021. The patent applications were filed with USPTO Application #17/151,762 and PCT Patent Cooperation Treaty (PCT), PCT/US 21/13865, and are in the prosecution phase.

With patent protection underway, the Company has commenced development. We have already gained industry interest from manufacturers to work with IntriEnergy to integrate and demonstrate this technology in the global market. These discussions will formalize as the pre-commercial and commercial prototypes are developed in Q3 2023 and the Company expects revenues to commence within 12-18 months to achieve our projected financial goals.

Liquidity and Capital Resources

At December 31, **2022** the Company had cash of $327,238.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: JAR Energy
Amount Owed: $108,732
Interest Rate: 0.0%
There is no specific maturity date associated with this debt. JAR Energy provided funds to establish the Company. In addition, since the Company's inception, the Company has incurred advisory services expenses, in particular, the critical work associated with intellectual property protection. JAR Energy provided funds to the Company to cover these additional expenses, and

with the agreement the loan be repaid when the Company is in a positive cash flow position.

• Creditor: Jackie Coffey
Amount Owed: $7,540
Interest Rate: 0.0%
There is no specific maturity date associated with this debt. Since the Company's inception, the Company has incurred advisory services expenses, in particular, critical work associated with intellectual property protection. Ms. Coffey has provided loans to the Company to cover these additional expenses, and with the agreement the loan be repaid when the Company is in a positive cash flow position.

• Creditor: Jeff Whitney
Amount Owed: $387
Interest Rate: 0.0%
There is no specific maturity date associated with this debt. Since the Company's inception, the Company has incurred advisory services expenses, in particular, critical work associated with intellectual property protection. Mr. Whitney has provided loans to the Company to cover these additional expenses, and with the agreement the loan be repaid when the Company is in a positive cash flow position.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacqueline "Jackie" Coffey
Jacqueline "Jackie" Coffey's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: January, 2014 - Present
Responsibilities: Utilizing strong strategic, leadership, organizational, relationship and communication skills, lead IntriEnergy to establish and maintain a solid foundation in the $150 billion global solar industry to achieve its mission and vision. • Develop the Company's vision and mission • Report to and work with Board of Directors • Develop business strategies and plans ensuring their alignment with short-term and long-term objectives • Continuously build an agile, industry-recognized team • Oversee all operations and business activities to ensure they produce the desired results and are consistent with the overall strategy • Ensure protection of the company's intellectual property • Build relationships and establish agreements with key industry participants, partners and stakeholders • Maintain a deep knowledge of the solar industry markets and trends • Act as a point of contact for IntriEnergy's primary shareholders • Ms. Coffey's annual base salary is $180,000, plus participation in health care and other employee benefits. Ms. Coffey also receives 50,000 common shares as an exercisable warrant for each year of service. Ms. Coffey will also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. To date, Ms. Coffey has deferred all compensation until IntriEnergy is in a positive cash flow position.

Position: Director
Dates of Service: July, 2014 - Present

Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Dr. Franco Gaspari
Dr. Franco Gaspari's current primary role is with University of Ontario Institute of Technology. Dr. Franco Gaspari currently services 20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: EVP and CTO
Dates of Service: January, 2014 - Present
Responsibilities: Responsible for setting IntriEnergy's technology development vision and leading R&D initiatives to achieve the vision. • Outline the goals for research and development. • Create timelines for the development and deployment of all current and future technologies based on current and future industry needs • Oversee all research and development activities to move technologies from idea to proof of concept to commercial development • Develop intellectual property strategy • Ensure protection of IntriEnergy's intellectual property through patent process • Manage technology budgets and time frames • Maintain an in-depth understanding of energy technology trends and developments. Dr. Gaspari has deferred all compensation until the Company is in a positive cash flow position.

Position: Director
Dates of Service: July, 2014 - Present
Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Other business experience in the past three years:
Employer: University of Ontario Institute of Technology
Title: Professor, Faculty of Science
Dates of Service: January, 2006 - Present
Responsibilities: Professor, Physics; Program Director - Graduate Program in Materials Science; ; Director, Master in Materials Science program; lead program developer for UOIT for the Ph.D. program proposal; Undergraduate Program Director; Member, Research award committee (Science)

Name: Daniel L. Pomerleau
Daniel L. Pomerleau's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CFO
Dates of Service: February, 2020 - Present
Responsibilities: Responsible for the financial strategy and ongoing financial responsibility of IntriEnergy. • Manage accounting systems and financial reporting • Develop company forecasts • Assist in developing company strategy analytics • Develop corporate funding options and opportunities Mr. Pomerleau 's annual base salary is $72,000 plus participation in health care and other employee benefits. Mr. Pomerleau will also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. To date, Mr.

Pomerleau has deferred all compensation until the Company is in a positive cash flow position.

Position: Director
Dates of Service: January, 2021 - Present
Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Jeff Whitney
Jeff Whitney's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: EVP Corporate Development
Dates of Service: January, 2014 - Present
Responsibilities: Responsible for shaping IntriEnergy's strategic initiatives by identifying industry trends, creating relationships with relevant external partners, as well as sourcing, negotiating, structuring, and executing strategic joint ventures and partnerships across the Company's geographies. Mr. Whitney's annual base salary is $160,000, plus participation in health care and other employee benefits. Mr. Whitney also receives 50,000 common shares as an exercisable warrant for each year of service. Mr. Whitney will also be considered for bonuses at the discretion of the Company with respect to the amount and criteria for such bonuses. To date, Mr. Whitney has deferred all compensation until the Company is in a positive cash flow position.

Position: Director
Dates of Service: July, 2014 - Present
Responsibilities: Directors responsibilities are as determined by the State of Florida and the Company's by-laws. Currently, IntriEnergy's Directors are not receiving compensation. When the Company is in a positive cash flow position, Directors' compensation will be reviewed and established in accordance with best practices for similar companies.

Name: Jan Vandesande
Jan Vandesande's current primary role is with Vandesande Creative Solutions BV (VCS). Jan Vandesande currently services 5-10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: EVP Engineering and COO
Dates of Service: March, 2017 - Present
Responsibilities: Responsible for seamlessly integrating and introducing IntriEnergy technologies into the global solar manufacturing market and overseeing the operations of the business. • Design technology and product roadmaps • Lead market launch of current and future IntriEnergy technologies • Build strategic R&D alliances • Establish Innovation partnerships • Develop international business IntriEnergy's Officers, including Mr. Vandesande, have deferred all compensation until the Company is in a positive cash flow position. Once the Company is in that position, a formal agreement and compensation will be established with Mr. Vandesande in accordance with best practices for similar companies.

Other business experience in the past three years:
Employer: Vandesande Creative Solutions BV (VCS)
Title: Other

Dates of Service: January, 2014 - Present
Responsibilities: Jan holds the position of founder and Managing Director. VCS provides high-level technology and business consulting services to the high-tech markets.

Name: Pere Soria Alcazar
Pere Soria Alcazar's current primary role is with Circutor. Pere Soria Alcazar currently services 10-15 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Vice President, Product Development
Dates of Service: August, 2017 - Present
Responsibilities: Responsible for introducing IntriEnergy technologies to the global market through the following activities: • Determine critical engineering processes. • Engineer improvement opportunities in processes. • Assess quality control of existing products and materials for testing. • Manage relationships with certification and regulatory bodies • Lead development and production for IntriEnergy's product roadmap • Execute company's product strategy. • Plan product to offer appropriate automation levels. • Achieve product revenue goals by working with sales. IntriEnergy's Officers, including Mr. Alcazar, have deferred all compensation until the Company is in a positive cash flow position. Once the Company is in that position, a formal agreement and compensation will be established with Mr. Alcazar in accordance with best practices for similar companies.

Other business experience in the past three years:
Employer: Circutor
Title: Chief Technology Manager
Dates of Service: January, 2017 - Present
Responsibilities: Technology and Business Development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Jacqueline "Jackie" Coffey
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 18.7

Title of class: Common Stock
Stockholder Name: Jeff Whitney
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 18.7

Title of class: Common Stock
Stockholder Name: Franco Gaspari
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 18.7

Title of class: Common Stock
Stockholder Name: JAR Energy LLC (Managed by Janet Rau)
Amount and nature of Beneficial ownership: 6,150,000
Percent of class: 18.7

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company authorized equity stock, as part of its Regulation Crowdfunding raise which closed in April 2022. The Company offered 1,371,794 shares of Common Stock and issued a total of 778,865 of Common Stock.
• Common Stock
The amount of security authorized is 50,000,000 with a total of 32,899,187 outstanding.

Voting Rights
Votes in accordance with 2020 Florida Statutes 607.0721. One Vote per Share.

Material Rights

Voting Rights of Securities Sold in the Reg CF Offering
Voting Proxy. Each Subscriber appointed the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options & Warrants
The total amount outstanding does not include 5,597,370 of shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet our projections. The Company has not generated any revenue in the past and there is no assurance it will generate sales or revenue in the future. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any equity purchased through the crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchased cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the solar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment. • If the Company cannot raise sufficient funds it will not succeed The Company offered equity in the amount of up to $1,069,999.32 in its crowdfunding offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional credit in order to support our working capital requirements as we grow. Interest rates have risen, creating a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of the Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward

Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the products is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. • Some of our products are still in prototype phase and might never be operational products It is possible that there may never be operational products or that the products may never be used to engage in transactions. It is possible that the failure to release the products is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. • Developing new products and technologies entails significant risks and uncertainties We are currently in the prototype development stage for our first of three technologies. Delays or cost overruns in the development of our technologies and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. • Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. Until the occurrence of certain events, you will have no voting rights, you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds If we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we may fail. If we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. • We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are an early stage company and have not yet generated any profits IntriEnergy was formed on January 24, 2014 and has spent its early years securing our intellectual property and conducting research and development to bring our technologies to their current state. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company has not generated any revenue in the past and there is no assurance it will generate sales or revenue in the future. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. IntriEnergy has incurred a net loss and has had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. • We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns patents in 3 countries, 4 Internet domain names, 8 trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. • We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We generally rely on a combination of copyrights, patents, trademarks and trade secret laws and commercial agreements containing restrictions on disclosure and other appropriate terms to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products, technology or intellectual property. Monitoring unauthorized use of our technology and intellectual property is difficult, and we do not know whether the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries or jurisdictions where laws may not protect our proprietary rights as extensively as in the United States. We cannot assure you that our pending, or any future, patent applications will be granted, that any existing or future patents will not be challenged, invalidated, or circumvented, or that any existing or future patents will be enforceable or that infringement by third parties will even be detected. Unforeseeable costs associated with protecting our intellectual property may cause the Company to use some or all if its capital resources. There is also no assurance that the Company will have sufficient resources to protect our intellectual property. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in research and development, engineering, business development, marketing, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or any significant hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, distribution, and retailing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 11, 2023.

IntriEnergy, Inc.

By   /s/ *Jackie Coffey*

    Name: <u>IntriEnergy Inc.</u>

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

CEO Financial Certification
IntriEnergy, Inc.

I, Jacqueline (Jackie) Coffey, the CEO of IntriEnergy Inc., hereby certify that the financial statement of IntriEnergy Inc. and notes thereto for the periods ending December 31, 2021, and December 31, 2022 are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income returns.

At the time of this filing, IntriEnergy has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of March 2023

Signature:

Title   CEO

Date   March 29, 2023

IntriEnergy, Inc.

Balance Sheet Comparison

As of December 31, 2022

	TOTAL		
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)	CHANGE
ASSETS			
Current Assets			
Bank Accounts			
TD - CDN $ (2441)	193.02	1,385.60	-1,192.58
TD - US Domicile Checking (3322)	206.62	206.62	0.00
TD-Naples Checking (9107)	327,824.35	486,318.04	-158,493.69
Total Bank Accounts	**$328,223.99**	**$487,910.26**	**$ -159,686.27**
Other Current Assets			
Deferred Start Engine Fee	10,000.00	10,000.00	0.00
Deposit	4,550.00	3,230.00	1,320.00
Due from EICL	0.00	0.00	0.00
Loan receivable	0.00	0.00	0.00
Prepaid Expense	46,741.56	41,077.95	5,663.61
Prepaid Insurance	7,965.59	7,810.11	155.48
Total Other Current Assets	**$69,257.15**	**$62,118.06**	**$7,139.09**
Total Current Assets	**$397,481.14**	**$550,028.32**	**$ -152,547.18**
Other Assets			
Patents	13,524.00	13,524.00	0.00
Accumulated amortization	-3,877.00	-3,877.00	0.00
Anti-reflective Coating	45,536.50	28,381.00	17,155.50
Betavoltaic Cell	2,852.48	2,627.48	225.00
Solar Cell With Quantum Dots	60,698.12	19,410.60	41,287.52
Tandem Junction Photovoltaic Cell	2,183.50	1,986.50	197.00
Total Patents	**120,917.60**	**62,052.58**	**58,865.02**
Trademarks	22,377.00		22,377.00
Total Other Assets	**$143,294.60**	**$62,052.58**	**$81,242.02**
TOTAL ASSETS	**$540,775.74**	**$612,080.90**	**$ -71,305.16**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable			
Accounts Payable	242,462.44	252,491.40	-10,028.96
Total Accounts Payable	**$242,462.44**	**$252,491.40**	**$ -10,028.96**
Other Current Liabilities			
Deferred consulting payments	1,286,000.00	950,000.00	336,000.00
Loan			
Jackie Coffey	7,539.76	7,539.76	0.00
Jeff Whitney	386.67	10,386.67	-10,000.00
Larry Rau	108,732.09	108,732.09	0.00

IntriEnergy, Inc.

Balance Sheet Comparison

As of December 31, 2022

	TOTAL		
	AS OF DEC 31, 2022	AS OF DEC 31, 2021 (PY)	CHANGE
Total Loan	116,658.52	126,658.52	-10,000.00
Total Other Current Liabilities	$1,402,658.52	$1,076,658.52	$326,000.00
Total Current Liabilities	$1,645,120.96	$1,329,149.92	$315,971.04
Total Liabilities	$1,645,120.96	$1,329,149.92	$315,971.04
Equity			
Common Stock	1,137,144.97	979,983.55	157,161.42
Retained Earnings	-1,692,032.57	-1,167,650.14	-524,382.43
Net Income	-549,457.62	-529,402.43	-20,055.19
Total Equity	$ -1,104,345.22	$ -717,069.02	$ -387,276.20
TOTAL LIABILITIES AND EQUITY	$540,775.74	$612,080.90	$ -71,305.16

IntriEnergy, Inc.

Profit and Loss Comparison
January - December 2022

	TOTAL		
	JAN - DEC 2022	JAN - DEC 2021 (PY)	CHANGE
Income			
Total Income			**$0.00**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**
Expenses			
Accounting Fees	6,320.30	3,651.24	2,669.06
Advertising & Marketing	41,257.08	47,219.58	-5,962.50
Amortization Expense		3,877.00	-3,877.00
Bad Debt Expense		301.69	-301.69
Bank Charges & Fees	551.62	377.07	174.55
Computer & Software Expense	1,891.75	2,049.88	-158.13
Consulting	336,000.00	324,000.00	12,000.00
Contractors	1,771.44		1,771.44
Dues & subscriptions	4,231.88	1,462.54	2,769.34
Fundraising Expense		850.00	-850.00
Insurance	7,810.11	8,038.00	-227.89
Investment Fees	2,015.02	0.00	2,015.02
Legal Fees - Corporate_General	13,982.50	18,055.00	-4,072.50
Meals and Entertainment	5,820.17	2,667.88	3,152.29
Meetings & Conferences	400.00		400.00
Office Supplies	2,349.22	1,451.02	898.20
Postage & Courier	133.08	461.81	-328.73
Professional Fees	0.00		0.00
Reimbursable Expenses		0.00	0.00
Rent Expense	2,766.72	2,419.47	347.25
Research & Development Costs	65,648.81	93,258.59	-27,609.78
Taxes & Licenses	1,268.75	800.00	468.75
Telephone Expense	5,600.79	5,065.32	535.47
Travel Expense	31,369.98	15,043.28	16,326.70
Car Rental	2,467.82		2,467.82
Hotel	15,348.12		15,348.12
Total Travel Expense	**49,185.92**	**15,043.28**	**34,142.64**
Website		118.21	-118.21
Total Expenses	**$549,005.16**	**$531,167.58**	**$17,837.58**
NET OPERATING INCOME	**$ -549,005.16**	**$ -531,167.58**	**$ -17,837.58**
Other Expenses			
Exchange gain/loss	452.46	-1,765.15	2,217.61
Total Other Expenses	**$452.46**	**$ -1,765.15**	**$2,217.61**
NET OTHER INCOME	**$ -452.46**	**$1,765.15**	**$ -2,217.61**
NET INCOME	**$ -549,457.62**	**$ -529,402.43**	**$ -20,055.19**

IntriEnergy, Inc.

Statement of Cash Flows
January 1 - December 30, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-206,114.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deposit	-1,320.00
Prepaid Expense	-5,663.61
Accounts Payable	-28,513.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-35,497.24**
Net cash provided by operating activities	**$ -241,611.30**
INVESTING ACTIVITIES	
Patents:Anti-reflective Coating	-17,155.50
Patents:Betavoltaic Cell	-225.00
Patents:Solar Cell With Quantum Dots	-41,287.52
Patents:Tandem Junction Photovoltaic Cell	-197.00
Trademarks	-22,377.00
Net cash provided by investing activities	**$ -81,242.02**
FINANCING ACTIVITIES	
Common Stock	157,161.42
Retained Earnings	5,020.00
Net cash provided by financing activities	**$162,181.42**
NET CASH INCREASE FOR PERIOD	**$ -160,671.90**
Cash at beginning of period	487,910.26
CASH AT END OF PERIOD	**$327,238.36**

IntriEnergy, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-529,402.43
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Deferred Start Engine Fee	-10,000.00
Deposit	-3,230.00
Due from EICL	4,151.69
Loan receivable	300.00
Prepaid Expense	-41,077.95
Prepaid Insurance	227.89
Patents:Accumulated amortization	3,877.00
Accounts Payable	83,565.37
Deferred consulting payments	242,000.00
Loan:Jackie Coffey	-10,000.00
Loan:Larry Rau	-10,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	259,814.00
Net cash provided by operating activities	**$ -269,588.43**
INVESTING ACTIVITIES	
Patents	-13,524.00
Patents:Anti-reflective Coating	-28,381.00
Patents:Betavoltaic Cell	-2,627.48
Patents:Solar Cell With Quantum Dots	-19,410.60
Patents:Tandem Junction Photovoltaic Cell	-1,986.50
Net cash provided by investing activities	**$ -65,929.58**
FINANCING ACTIVITIES	
Common Stock	668,132.56
Retained Earnings	27,999.30
Net cash provided by financing activities	**$696,131.86**
NET CASH INCREASE FOR PERIOD	**$360,613.85**
Cash at beginning of period	127,296.41
CASH AT END OF PERIOD	**$487,910.26**

IntriEnergy Inc.
Consolidated Statement of Shareholders' Equity

	Common stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Deficit
Balance at December 31, 2020	30,553,557	$430,295	-$1,314,093	-$883,798
Shareholder Equity Issued	1,327,786	$668,133	-	-
Shares Issued for Services	750,000	-	-	-
Net income (loss)	-	-	-$529,402	-
December 31, 2021	32,631,343	1,126,426	-$1,843,495	-$717,069
Shared Equity Issued	216,425	$162,182	-	-
Shares Issued for Services	51,419	-	-	-
Net income (loss)	-	-	-$549,458	-$549,458
Decembert 31, 2022	32,899,187	$1,288,608	($2,392,953)	-$1,104,345

NOTE 1 – NATURE OF OPERATIONS

IntriEnergy, a Florida Corporation was formed on January 24, 2014. The financial statements of IntriEnergy, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Naples, Florida.

IntriEnergy has developed a solar cell technology platform that can accelerate achieving global net-zero targets by 60% compared to today's best in class solar cells. The technology can be applied to any solar cell during the manufacturing process, creating a high-efficiency, low-cost solar cell. Over 15 years of research and development have been invested into the technologies, by an accomplished, industry-recognized team of scientists and engineers who have overcome current industry issues that threaten solar's long-term value proposition. Manufacturers who license our technology may realize a 60% increase in production, end-users utilizing the IntriEnergy Technology Platform in solar projects will produce possibly the lowest cost source of energy generation in the world, while significantly reducing CO_2 emissions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021, and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company has not yet earned any revenue for the years presented.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the last three years. The Company currently is not under examination by any tax authority

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company's primary obligations relate to short-term loans payable of $116,659. There is no specific maturity date associated with this debt and the loans will be repaid when the Company is in a positive cash flow position.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with no par value. As of December 31, 2022 the company has currently issued 32,899,187 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2022 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Jackie Coffey, Principal Executive Officer of IntriEnergy, Inc., hereby certify that the financial statements of IntriEnergy, Inc. included in this Report are true and complete in all material respects.

Jackie Coffey

CEO